

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of November 30, 2023

The principal balances and results accumulated for the period ending November 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**MCh$**
Cash and deposits in banks	2,734,375
Loans and accounts receivables from customers and banks, net	39,339,587
Loans and accounts receivables from customers at fair value, net	115,187
Financial instruments	12,292,578
Financial derivative contracts	10,630,691
Other asset ítems	5,692,054
Total assets	**70,804,472**

Principal liabilities	**MCh$**
Deposits and other demand liabilities	13,175,004
Time deposits and other time liabilities	16,130,040
Issued debt and regulatory capital instruments	10,394,403
Financial derivative contracts	12,054,833
Other liabilities ítems	14,613,034
Total equity	4,437,158
Total liabilities and Equity	**70,804,472**

Equity attributable to:	
Equity holders of the Bank	4,312,555
Non-controlling interest	124,603

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**MCh$**
Net interest income	975,620
Net fee and commission income	463,878
Result from financial operations	277,343
Total operating income	**1,716,841**
Provision for loan losses	(428,091)
Support expenses	(796,971)
Other results	(4,832)
Income before tax	**486,947**
Income tax expense	(46,213)
Net income for the period	**440,734**

Attributable to:	
Equity holders of the Bank	426,218
Non-controlling interest	14,516

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Noviembre de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de noviembre de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.734.375
Créditos y cuentas por cobrar a clientes y bancos	39.339.587
Créditos y cuentas por cobrar a clientes a valor razonable	115.187
Instrumentos financieros	12.292.578
Contratos de derivados financieros	10.630.691
Otros rubros del activo	5.692.054
Total Activos	**70.804.472**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.175.004
Depósitos y otras captaciones a plazo	16.130.040
Instrumentos de deuda y capital regulatorio emitidos	10.394.403
Contratos de derivados financieros	12.054.833
Otros rubros del pasivo	14.613.034
Total patrimonio	4.437.158
Total Pasivos y Patrimonio	**70.804.472**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.312.555
Interés no controlador	124.603

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	975.620
Ingresos neto de comisiones	463.878
Resultado de operaciones financieras	277.343
Total ingresos operacionales	**1.716.841**
Gasto de pérdidas crediticias	(428.091)
Gastos de apoyo	(796.971)
Otros resultados	(4.832)
Resultado antes de impuesto	**486.947**
Impuesto a la renta	(46.213)
Utilidad consolidada del periodo	**440.734**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	426.218
Interés no controlador	14.516

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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